UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2022
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

METHANEX CORPORATION

MATERIAL CHANGE REPORT

FORM 51-102F3

1.NAME AND ADDRESS OF COMPANY

Methanex Corporation
1800 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia V6C 3M1

2.DATE OF MATERIAL CHANGE

April 27, 2022

3.NEWS RELEASE

The news release announcing this material change was issued on April 27, 2022 in Canada and the United States.

4.    SUMMARY OF MATERIAL CHANGE

Methanex Corporation announced on April 27, 2022 an increase to its share repurchase program.

5.    FULL DESCRIPTION OF MATERIAL CHANGE

5.1    FULL DESCRIPTION OF MATERIAL CHANGE

Methanex Corporation is amending its existing Normal Course Issuer Bid originally announced on September 16, 2021 (the “Bid”) which increases the number of common shares (“Shares”) that may be purchased under the Bid from 3,810,464 to 6,094,171, representing 10% of the public float at the time of the announcement of the Bid, and the maximum number of common shares that may be purchased under the Bid. To date, the Company has repurchased 3,810,464 Shares under the Bid at a weighted average purchase price of US$47.83 per share.

Commencing May 2, 2022, the remaining shares under the amended Bid may be purchased on the open market through the facilities of the Toronto Stock Exchange (the “TSX”) up to and including September 23, 2022. The Company has received TSX approval of the amended Bid. No other terms of the Bid have been amended.

Purchases will be made from time to time at the then current market price of the Shares and all Shares purchased will be cancelled. Subject to certain exceptions for block purchases, daily repurchases under the program will not exceed 59,787 common shares, representing 25 percent of the Company's average daily trading volume on the TSX for the six-month period ended on August 31, 2021. The Company will enter into an automatic securities purchase plan with its broker in connection with purchases to be made under this program.

5.2    DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

6.    RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.    OMITTED INFORMATION

Not applicable.

8.    EXECUTIVE OFFICER

For further information, contact:

Kevin Price
General Counsel & Corporate Secretary
604-661-2658

9.    DATE OF REPORT

April 28, 2022

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: April 28, 2022	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary